                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                              Enpath Medical, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    29355Y105
                                 (CUSIP Number)

                                 Scott A. Shuda
                             BlueLine Partners, LLC
                     4115 Blackhawk Plaza Circle, Suite 100
                           Danville, California 94506

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 James C. Creigh
                       Blackwell Sanders Peper Martin LLP
                          1620 Dodge Street, Suite 2100
                              Omaha, Nebraska 68102
                                 (402) 964-5000

                                 April 10, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule
         13d-1(g), check the following box [ ].

----------------------------
CUSIP No.  29355Y105       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).
           BlueLine Capital Partners, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [   ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            321,305
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            321,305
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         321,305
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [   ]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                   Page 2 of 9

----------------------------
CUSIP No.  29355Y105       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).
           BlueLine Partners, L.L.C.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [   ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            321,305
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            321,305
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         321,305
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [   ]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------

                                   Page 3 of 9

Item 1. Security and Issuer

This Schedule 13D relates to Common Stock (the "Common Stock") of Enpath
Medical, Inc. (the "Company") with its principal executive offices located at
15301 Highway 55 West, Plymouth, Minnesota.

Item 2. Identity and Background

(a)- (b)       This statement is filed on behalf of BlueLine Capital Partners,
               LP ("BCP") and, BlueLine Partners, L.L.C. ("BlueLine Partners"
               and, together with BCP, "BlueLine" or the "Reporting Entities").
               BlueLine Partners is the sole general partner of BCP and has an interest in the profits of BCP. Scott Shuda and Timothy Bacci are each Managing Directors of BlueLine Partners, L.L.C. Messrs.
               Shuda and Bacci each disclaims beneficial ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). The address of the principal business office of each of the Reporting Entities and Messrs. Shuda and Bacci is
               4115 Blackhawk Plaza Circle, Suite 100, Danville, California
               94506.

(c)            BCP is a private investment limited partnership. The principal business of BlueLine Partners is to serve as investment manager to a variety of private investment funds, including BCP, and to control the investing and trading in securities of these private investment funds. The principal business of Messrs. Shuda and
               Bacci is to act as Managing Directors of BlueLine Partners.

(d)            Neither of the Reporting Entities nor Messrs. Shuda and Bacci
               has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar
               misdemeanors).

(e)            Neither of the Reporting Entities nor Messrs. Shuda and Bacci
               has, during the last five years, been a party to a civil
               proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            BCP is a Delaware limited partnership. BlueLine Partners is a
               Delaware limited liability company. Messrs. Shuda and Bacci are each U.S. citizens.

Item 3. Source and Amount of Funds

As of the date hereof, the Reporting Entities may, in the aggregate, be deemed to beneficially own 321,305 shares of the Common Stock (the "Shares"). The
Shares were purchased in the open market for an aggregate of $2,529,354 by BCP with its investment capital.

                                  Page 4 of 9

Item 4. Purpose of the Transaction

BlueLine invests in companies it believes are undervalued relative to their potential. These are generally companies with an established brand and products, strong distribution channels and significant growth potential. BlueLine's strategy is to invest in companies that have hit some obstacle in the execution of their business plan, causing other investors to pull back and await resolution. As part of its investment approach, BlueLine seeks to work with the companies in which it invests, their management, directors and major shareholders to address and overcome existing challenges and thereby create or restore value.

In the case of the Company, the share price began declining in April 2004 due to a series of events, most related to the Company's acquisition of the leads technology business from BIOMEC Cardiovascular, Inc. BlueLine began acquiring the Company's shares in June 2005 believing that the market had overreacted to the recent events and that the Company was well on its way to integrating the
BIOMEC acquisition and executing against its new opportunities.

In December 2005, the Company announced that John C. Hertig had been recruited to serve as the Company's Chief Executive Officer. BlueLine believes that this, together with a strong pipeline of new products and a strategic vision to leverage existing OEM relationships and enter into higher-margin dual-branded product offerings, create the opportunity for the Company to regain and then exceed its valuation prior to the BIOMEC acquisition.

Depending on market conditions, general economic conditions and other factors, the Reporting Entities may purchase additional shares of Common Stock in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock that they or any of them presently own or may hereafter acquire.

Item 5. Interest in Securities of the Issuer

(a)  As of the date of this Schedule 13D, each of the Reporting Entities may be deemed to own 321,305 shares of Common Stock. These shares represent approximately 5.2% of the shares of Common Stock outstanding based on
     6,126,185 shares of the Company's Common Stock outstanding as reported in the Company's Schedule 14A filed with the Securities and Exchange
     Commission on March 22, 2006.

     The Reporting Entities are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section
     13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b)  As of the date of this Schedule 13D, BCP beneficially owns 321,305 shares of Common Stock with which BCP has shared voting power and shared dispositive power with BlueLine Partners.

(c)  Information concerning transactions in the Common Stock effected by the
     Reporting Entities

                                  Page 5 of 9

     during the past sixty days is set forth in Exhibit B hereto and is incorporated by this reference. All of the transactions set forth in
     Exhibit B were open market transactions for cash.

(d)  No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.

Item 7. Materials to be Filed as Exhibits

     1.   Exhibit A - Joint Filing Agreement dated April 19, 2006, signed by each of the Reporting Entities in order to confirm that this Schedule
          13D is being filed on behalf of each of the Reporting Entities.
     2.   Exhibit B - Transactions in the Common Stock by the Reporting Entities
          during the past 60 days.

                                  Page 6 of 9

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 19, 2006

                                       BlueLine Capital Partners, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                               Its:  General Partner

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                       BlueLine Partners, L.L.C.

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                  Page 7 of 9

                                                                       EXHIBIT A

                             Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule
13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date:  April 19, 2006

                                       BlueLine Capital Partners, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                               Its:  General Partner

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                       BlueLine Partners, L.L.C.

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Managing Director

                                  Page 8 of 9

                                                                       EXHIBIT B

Transactions in the Common Stock effected by the Reporting Entities during the past sixty days.

                 Date           No of Shares            Price Per Share
              2/23/2006              699                     $9.07
              2/23/2006          (2,000)                     $9.30
              2/24/2006          (3,000)                     $9.45
              2/28/2006            2,100                     $9.07
               3/1/2006            3,881                     $9.01
               3/2/2006            4,029                     $9.32
               3/3/2006              199                     $9.29
               3/6/2006              300                     $9.26
               3/8/2006            1,200                     $9.40
               3/9/2006            7,499                     $9.27
              3/10/2006            5,352                     $9.30
              3/13/2006              771                     $9.24
              3/14/2006              400                     $9.31
              3/15/2006            5,489                     $9.48
              3/20/2006            3,009                     $9.40
              3/22/2006              200                     $9.45
              3/23/2006              200                     $9.50
              3/28/2006           20,300                     $9.75
              3/29/2006              700                     $9.58
              3/30/2006            2,106                     $9.67
              3/31/2006            1,000                     $9.65
               4/4/2006              526                     $9.70
               4/6/2006           35,000                     $9.85
               4/7/2006            1,500                     $9.99
              4/10/2006            8,025                     $9.99
              4/11/2006            6,838                    $10.02
              4/17/2006            3,000                    $10.20
              4/18/2006            2,500                    $10.00
              4/19/2006              900                    $10.10

                                  Page 9 of 9